Huntington Ingalls Industries (HII)

Shareholder Alert

Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278

Huntington Ingalls shareholder since 2013.

Please Support Item #5 Managing Climate Risk Through Science-Based Targets and Transition Planning

To Huntington Ingalls Industries Shareholders:

I ask shareholders to vote FOR Item 5 at the Huntington Ingalls shareholder meeting on May 1, 2024. The proposal asks Huntington Ingalls Industries (“HII” or “the Company”) to set science-based greenhouse gas (GHG) reduction targets and disclose how it plans to meet those targets by developing a climate transition plan.

RESOLVED: Shareholders request that Huntington Ingalls issue near and long-term science-based greenhouse gas reduction targets aligned with the Paris Agreement’s ambition of limiting global temperature rise to 1.5ºC and summarize plans to achieve them.

SUPPORTING STATEMENT: In assessing targets, we recommend,

•	Taking into consideration approaches used by advisory groups like SBTi;

•	Developing a transition plan that shows how the Company plans to meet its goals, taking into consideration criteria used by advisory groups such as the Task Force for Climate-Related Financial Disclosures, CDP, Transition Plan Taskforce, and the We Mean Business Coalition;

•	Consideration of supporting targets for renewable energy, energy efficiency, supply chain engagement, electrification and other measures deemed appropriate by management.

Background

To limit warming to 1.5º C and prevent the worst physical impacts of climate change on businesses such as Huntington Ingalls, emissions must be reduced 50% by 2030 and reach net zero by 2050. Investors require clear information about how companies are aligning their climate ambition with global, federal, and/or clients’ emissions goals – and in doing so, minimizing material financial risks to the business and investor portfolios.

In 10-K, HII acknowledges the “business is subject to disruption caused by natural disasters, environmental disasters, and other events that could have material adverse effect on [its] financial position, results of operations, or cashflow.” It also states that public and regulatory concern regarding climate change “may result in more federal, regional, and/or international requirements to reduce or mitigate global warming, and legislation, international protocols or treaties, or regulation could mandate stricter limits on greenhouse gas emissions.”1

In its opposition statement, HII cites a) recently-published emissions goals, b) to-be-published plans to meet them, and c) the desire to wait for final versions of regulations to arrive before preparing for them. However, neither the Company’s existing emissions disclosure nor new targets cover its full value chain (scope 3 emissions) and the targets it has set are not science-based. Yet, scope 3 disclosure is already a requirement under passed regulation SB 253 in California; validated science-based targets are a requirement of the draft amendment to the Federal Acquisition Regulation (FAR); and HII’s goals are misaligned with that of its largest client, the United States Navy, which seeks 65% reductions in emissions derived from HII’s products by 2030.

Further delay may pose material physical, supply chain, and regulatory risks to the Company. Setting science-based emissions targets and developing a robust climate transition plan may help the company mitigate these risks.

Rationale for a “YES” vote

1.	HII’s recently published scope 1 and 2 targets are not “time-bound” – they do not include a proposed achievement date

HII recently published a goal to reduce scope 1 and 2 emissions by 30%, which is welcome. While an important first step, the Company does not share by what date it plans to meet those goals. For investors to understand goals’ implications and for companies and their staff to achieve them, it is important to know on what timeline goals are being pursued.

2.	Despite possible regulation, HII is not willing to set science-based targets nor submit its targets for validation – ensuring that they are properly ambitious to align with global and national goals

As indicated in HII’s opposition statement, updates to the Federal Aquisition Regulation (FAR), as drafted, would require major government contractors to set science-based emissions targets2. However, HII expresses hesitation to have its targets validated by the Science Based Targets initiative (SBTi). In its validation process, the SBTi does not prescribe actions to companies, it simply measures whether companies’ intended targets are aligned with the 1.5 ºC trajectory they have identifying following IPCC and IEA recommendations – and that countries including the United States have committed to achieving. The SBTi does not specify or validate specific decarbonization actions.3

_____________________________

1 https://www.sec.gov/ix?doc=/Archives/edgar/data/0001501585/000150158523000010/hii-20221231.htm

2 https://www.federalregister.gov/documents/2022/11/14/2022-24569/federal-acquisition-regulation-disclosure-of-greenhouse-gas-emissions-and-climate-related-financial

3 https://sciencebasedtargets.org/resources/files/Procedure-for-validation-of-SBTi-targets.pdf

Submitting its planned emissions reductions for verification could help the Company to confirm its efforts are commensurate with the physical and transition risks it faces. Since 2015, nearly 5,000 businesses across regions and industries have set emissions reduction targets via the SBTi.4 Companies that commit to the SBTi then have a full two years to submit formal targets for verification. Preparation for the proposed FAR update now may minimize regulatory shock to the Company down the line.

3.	HII is not willing to set scope 3 goals – which likely constitute the majority of its emissions footprint, and are most relevant to the emissions goals of its largest client, the United States Navy.

According to the SBTi, “for many businesses, scope 3 emissions account for more than 70 percent of their carbon footprint.”5 Currently, HII does not disclose its scope 3 or value chain-based emissions; however, it is likely that scope 3 emissions constitute a majority of its footprint. Notably, California’s Senate Bill 253 will require companies with over $1 billion in revenues and that do business in California to disclose scope 1-3 emissions starting in 2027.6

Moreover, measuring and setting targets to reduce scope 3 emissions reduces the Company’s contribution to climate change but can also help to identify high-emission hotspots within its value chain that may be subject to regulation, physical risk, and/or client expectations. Setting scope 3 targets is particularly relevant for HII as its scope 3 category 11 emissions for “use of sold products” are the scope 1 emissions of its largest customer, the United States Navy, which seeks a 65% reduction in scope 1 and 2 emissions by 20307. HII’s goal of a 30% reduction in scope 1 and 2 emissions by a date to-be-determined is not commensurate with its client’s ambition.

Vote “Yes” on Shareholder Proposal No. 5

_____________________________

4 https://sciencebasedtargets.org/companies-taking-action

5 https://sciencebasedtargets.org/blog/you-too-can-master-value-chain-emissions

6 https://legiscan.com/CA/text/SB253/id/2833821

7 https://www.navy.mil/Portals/1/Documents/Department%20of%20the%20Navy%20Climate%20Action%202030.pdf

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy. Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote by following the procedural instructions provided in the proxy materials.